Exhibit 12.1

Volcano Corporation

Computation of Ratio of Earnings to Fixed Charges

(unaudited - in thousands)

	Six Months Ended June 30,		Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Net income (loss)
Net income (loss) before income taxes	$5,669	$(4,749)	$(27,767)	$(13,085)	$(26,052)	$(8,305)	$(15,191)
Fixed charges	1,007	679	1,886	1,202	996	4,595	5,778

Subtotal	6,676	(4,070)	(25,881)	(11,883)	(25,056)	(3,710)	(9,413)

Total	$6,676	$(4,070)	$(25,881)	$(11,883)	$(25,056)	$(3,710)	$(9,413)

Fixed Charges
Interest expense on indebtedness, amortization of deferred financing costs and amortization of discount related to indebtedness	$11	$1	$5	$113	$199	$4,013	$5,311
Interest component of rentals (1)	996	678	1,881	1,089	797	582	467

Subtotal	1,007	679	1,886	1,202	996	4,595	5,778

	—	—	—	—	—	—	—

Total	$1,007	$679	$1,886	$1,202	$996	$4,595	$5,778

Earnings available (deficiency in earnings) to cover fixed charges	$5,669	$(4,749)	$(27,767)	$(13,085)	$(26,052)	$(8,305)	$(15,191)

Ratio of earnings to fixed charges	6.63	*	*	*	*	*	*

(1)	Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest.
*	Because of the deficiency in earnings to cover fixed charges, the ratio information is not applicable.